Exhibit 99.1

Interxion Holding NV

Interim report

as at and for the three-month and the nine-month periods

ended

30 September 2014

Schiphol-Rijk, 5 November 2014

Third Quarter Highlights

Financial Highlights

•	Revenue increased by 11% to €86.4 million (Q3 2013: €78.1 million).

•	Adjusted EBITDA increased by 11% to €37.3 million (Q3 2013: €33.7 million).

•	Adjusted EBITDA margin was 43.1% (Q3 2013: 43.1%).

•	Net profit increased to €9.0 million (Q3 2013: €16.5 million loss).

•	Capital expenditure, including intangible assets, was €57.0 million.

Operating Highlights

•	Revenue Generating Space increased by 4,200 square metres to 68,500 square metres.

•	Equipped Space increased by 2,600 square metres to 88,600 square metres.

•	Utilisation Rate at the end of the quarter was 77%.

•	Expansion in Amsterdam and a new data centre opened in Stockholm.

•	Completed the purchase of the SFR data centre in Marseille, France, as previously announced.

Quarterly Review

Revenue in the third quarter of 2014 was €86.4 million, an 11% increase over the third quarter of 2013 and a 3% increase over the second quarter of 2014. Recurring revenue was €80.9 million, a 10% increase over the third quarter of 2013 and a 3% increase over the second quarter of 2014.

Cost of sales in the third quarter of 2014 was €35.5 million, a 12% increase over the third quarter of 2013 and a 5% increase over the second quarter of 2014.

Gross profit was €50.9 million in the third quarter of 2014, a 10% increase over the third quarter of 2013 and a 3% increase over the second quarter of 2014. Gross profit margin in the third quarter of 2014 was 58.9%, compared with 59.2% in the third quarter of 2013 and 59.4% in the second quarter of 2014.

Sales and marketing costs in the third quarter of 2014 were €5.9 million, an 8% increase over the third quarter of 2013 and a 5% decrease from the second quarter of 2014.

General and administrative costs1 in the third quarter of 2014 were €7.7 million, a 9% increase compared with the third quarter of 2013 and a 2% increase over the second quarter of 2014. Depreciation and amortisation in the third quarter of 2014 was €16.0 million, a 5% increase compared with the third quarter of 2013 and an 8% increase over the second quarter of 2014.

[1]	Excluding depreciation, amortisation, impairments, increase/(decrease) in provision for onerous lease contracts, and share-based payments.

2	Interim Report: Three and Nine-month periods ended 30 September 2014 This Interim Report is unaudited

Net financing costs in the third quarter of 2014 were €7.0 million, an 82% decrease compared with the third quarter of 2013 and a 7% decrease over the second quarter of 2014. During the third quarter of 2013, Interxion closed a refinancing transaction that resulted in a €31.0 million one-time charge. Excluding this charge, net financing costs in the third quarter of 2014 were 1.4% lower than adjusted third quarter 2013 net financing costs.

Income tax expense was €3.9 million in the third quarter of 2014, compared to a €4.1 million income tax benefit in the third quarter of 2013, and a 2% decrease from the second quarter of 2014. The underlying effective tax rate for the quarter was 30% unchanged from the 30% in the same period last year.

Net profit was €9.0 million in the third quarter of 2014, compared to a net loss of €16.5 million in the third quarter 2013 and an 8% increase over the second quarter of 2014. Earnings per share were €0.13 on a weighted average of 70.0 million diluted shares in the third quarter of 2014. This result compares with a net loss of €0.24 on a weighted average of 69.5 million diluted shares in the third quarter of 2013, and earnings per share of €0.12 on a weighted average of 69.8 million diluted shares in the second quarter of 2014. Adjusted diluted earnings per share2 for the third quarter of 2014 were €0.11, compared with €0.10 for the third quarter of 2013 and €0.11 for the second quarter of 2014.

Adjusted EBITDA in the third quarter of 2014 was €37.3 million, an 11% increase over the third quarter of 2013 and a 4% increase over the second quarter of 2014. Adjusted EBITDA margin was 43.1%, compared with 43.1% in the third quarter of 2013 and 42.9% in the second quarter of 2014.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €33.6 million in the third quarter of 2014, a 5% increase over the third quarter of 2013 and a 25% increase over the second quarter of 2014. Capital expenditure, including intangible assets, was €57.0 million in the third quarter of 2014, compared with €26.5 million in the third quarter of 2013 and €54.4 million in the second quarter of 2014.

Cash and cash equivalents were €112.8 million at 30 September 2014, up from €45.7 million at year-end 2013, principally due to the company adding a further €150.0 million aggregate principal amount of its 6.00% Senior Secured Notes due 2020, issued at 106.75 and resulting in net cash proceeds of €157.9 million, net of estimated offering fees and expenses of €2.3 million. Total borrowings, net of deferred revolving facility financing fees, were €542.7 million at the end of the third quarter of 2014, compared with €362.7 million at the end of 2013. In the quarter, the company entered into a finance lease obligation of €13.4 million relating to our AMS7 facility. The company’s €100 million revolving credit facility was undrawn at 30 September 2014.

During the quarter, the company completed its purchase of the data centre facilities in Marseille, France from Société Française du Radiotéléphone – SFR SA (“SFR”). The company expects capital expenditure associated with the purchase of the freehold land and buildings together with the construction of the first two phases of equipped space totalling approximately 1,000 square metres to be approximately €20 million.

[2]	Diluted earnings per share adjusted for the impact of the refinancing charges, deferred tax adjustments, Dutch crisis tax, adjustments to onerous leases, capitalised interest, and the related corporate income tax effect.

Interim Report: Three and Nine-month periods ended 30 September 2014 This Interim Report is unaudited	3

Equipped Space at the end of the third quarter of 2014 was 88,600 square metres, compared with 79,300 square metres at the end of the third quarter of 2013 and 86,000 square metres at the end of the second quarter of 2014.

•	AMS7 (Amsterdam): Phase 3 (1,500 square metres) became operational in 3Q 2014; phase 4 (1,300 square metres) is scheduled for 4Q 2014; phases 5 and 6 (1,300 square metres each) are scheduled for 1Q 2015 and 2Q 2015, respectively;

•	FRA8 (Frankfurt): Phases 3 and 4 (900 square metres each) are scheduled for 1Q 2015;

•	MRS1 (Marseille): Phases 1 and 2 (500 square metres each) are scheduled for 4Q 2014 and 1Q 2015, respectively;

•	STO3 (Stockholm): 900 square metres opened in 3Q 2014;

•	STO4 (Stockholm): 1,100 square metres are scheduled to open in 2Q 2015;

•	VIE2 (Vienna): Phase 1 (600 square metres) is scheduled to be operational in 4Q 2014; Phases 2 and 3 will deliver 1,000 square metres scheduled to be operational in 1Q 2015 and 300 square metres scheduled to be operational in 2Q 2015, and Phase 4 (900 square metres) is scheduled to open in the second half of 2015.

Revenue Generating Space at the end of the third quarter of 2014 was 68,500 square metres, compared with 59,100 square metres at the end of the third quarter of 2013 and 64,300 square metres at the end of the second quarter of 2014. Utilisation Rate, the ratio of Revenue Generating Space to Equipped Space, was 77% at the end of the third quarter of 2014, compared with 75% at the end of the third quarter of 2013 and 75% at the end of the second quarter of 2014.

4	Interim Report: Three and Nine-month periods ended 30 September 2014 This Interim Report is unaudited

Further Information for Noteholders

This Interim Report was prepared in accordance with the indenture (the “Indenture”) dated as of 3 July 2013 among Interxion Holding NV, as Issuer, the guarantors named therein, The Bank of New York Mellon, London Branch, as Trustee, principal paying agent and transfer agent; The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent and registrar, and Barclays Bank PLC, as Security Trustee.

The information in this Interim Report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes”, “anticipates”, “plans”, “expects”, “intends”, and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service-level agreements, and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. All forward-looking statements in this document are based on information available to us as of the date of this Interim Report and we assume no obligation to update any such forward-looking statements.

Use of Non-IFRS Information

EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, and income from sub-leases on unused data centre sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in the €100 million revolving facility and €475 million 6.00% Senior Secured Notes due 2020. A reconciliation from Net profit to EBITDA and EBITDA to Adjusted EBITDA is provided in the notes to our consolidated income statement included elsewhere in this interim report.

Adjusted Net Profit is defined as Net Profit/loss adjusted to exclude the impact of the refinancing charges, deferred tax adjustments, Dutch crisis tax, adjustments to onerous leases, capitalised interest, and related corporate income tax effect.

Other companies may, however, present EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Net Profit differently than we do. EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Net Profit are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

Interim Report: Three and Nine-month periods ended 30 September 2014 This Interim Report is unaudited	5

Adjusted diluted earnings per share amounts are determined on Adjusted Net Profit3. A reconciliation from reported Net Profit to Adjusted Net Profit is provided below.

	Three Months Ended		Nine Months Ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Sep 2013
	(€ in millions - except per share data)

Net profit/(loss) - as reported	9.0	(16.5)	27.7	(2.9)

Add back

+ Refinancing charges	—	31.0	0.6	31.0
+ Deferred tax asset adjustment	—	0.6	—	0.6

	—	31.6	0.6	31.6
Reverse
- Adjustments to onerous lease	—	—	(0.8)	—
- Interest capitalised	(1.3)	(0.3)	(3.0)	(1.3)

	(1.3)	(0.3)	(3.8)	(1.3)

Tax effect of above add backs & reversals	0.3	(7.7)	0.8	(7.7)

Adjusted Net profit	8.0	7.1	25.4	19.7

Reported Basic EPS: (€)	0.13	(0.24)	0.40	(0.04)
Reported Diluted EPS: (€)	0.13	(0.24)	0.40	(0.04)

Adjusted Basic EPS: (€)	0.12	0.10	0.37	0.29
Adjusted Diluted EPS: (€)	0.11	0.10	0.36	0.29

About Interxion

Interxion (NYSE: INXN) is a leading provider of cloud and carrier-neutral colocation data centre services in Europe, serving a wide range of customers through 38 data centres in 11 European countries. Interxion’s data centres offer customers extensive security and uptime for their mission-critical applications. With connectivity provided by over 500 connectivity providers and 20 European Internet exchanges across its footprint, Interxion has created cloud, content, finance and connectivity hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

[3]	Net Profit/loss excluding the impact of the refinancing charges, deferred tax adjustments, Dutch crisis tax, adjustments to onerous leases, capitalised interest, and related corporate income tax effect.

6	Interim Report: Three and Nine-month periods ended 30 September 2014 This Interim Report is unaudited

Consolidated Interim Income Statement

		For the three months ended		For the nine months ended
		30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Sep 2013
	Note	€’000	€’000	€’000	€’000

Revenue	5	86,446	78,051	250,702	228,957
Cost of sales	5	(35,531)	(31,860)	(102,107)	(92,769)

Gross profit		50,915	46,191	148,595	136,188
Other income	5	57	106	167	299
Sales and marketing costs	5	(5,926)	(5,465)	(18,021)	(16,452)
General and administrative costs	5	(25,211)	(23,321)	(71,199)	(68,688)

Operating profit		19,835	17,511	59,542	51,347
Finance income	6	316	118	619	350
Finance expense	6	(7,302)	(38,200)	(20,494)	(52,213)

Profit/(loss) before taxation		12,849	(20,571)	39,667	(516)

Income tax expense	7	(3,855)	4,053	(11,992)	(2,432)

Profit/(loss) for the period attributable to shareholders		8,994	(16,518)	27,675	(2,948)

Earnings per share
Basic earnings per share: (€)		0.13	(0.24)	0.40	(0.04)
Diluted earnings per share: (€)		0.13	(0.24)	0.40	(0.04)

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three and Nine-month periods ended 30 September 2014 This Interim Report is unaudited	7

Consolidated Interim Statement of Comprehensive Income

	For the three months ended		For the nine months ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Sep 2013
	€’000	€’000	€’000	€’000

Profit/(loss) for the period attributable to shareholders	8,994	(16,518)	27,675	(2,948)
Other comprehensive income
Items that are, or may be, reclassified subsequently to profit or loss:

Foreign currency translation differences	2,829	2,333	4,717	(2,223)

Effective portion of changes in fair value of cash flow hedge	(108)	6	(384)	84
Tax on items that are, or may be, reclassified subsequently to profit or loss	(410)	(435)	(536)	355

Other comprehensive income/(loss) for the period, net of tax	2,311	1,904	3,797	(1,784)

Total comprehensive income attributable to shareholders	11,305	(14,614)	31,472	(4,732)

The accompanying notes form an integral part of these consolidated interim financial statements.

8	Interim Report: Three and Nine-month periods ended 30 September 2014 This Interim Report is unaudited

Consolidated Interim Statement of Financial Position

As at	Note	30 Sep 2014 €’000	31 Dec 2013 €’000

Non-current assets
Property, plant and equipment	8	850,500	698,748
Intangible assets		18,545	17,878
Deferred tax assets		30,812	34,446
Financial assets		774	774
Other non-current assets		5,781	16,536

		906,412	768,382
Current assets
Trade and other current assets		115,694	96,703
Cash and cash equivalents		112,755	45,690

		228,449	142,393

Total assets		1,134,861	910,775

Shareholders’ equity
Share capital		6,915	6,887
Share premium		492,205	485,347
Foreign currency translation reserve		10,812	6,757
Hedging reserve, net of tax		(198)	60
Accumulated deficit		(83,474)	(111,149)

		426,260	387,902
Non-current liabilities
Trade payables and other liabilities		11,658	11,537
Deferred tax liabilities		6,750	4,147
Provision for onerous lease contracts		2,607	4,855
Borrowings	10	541,445	362,209

		562,460	382,748
Current liabilities
Trade payables and other liabilities		135,962	132,093
Income tax liabilities		4,685	2,229
Provision for onerous lease contracts		3,139	4,020
Borrowings	10	2,355	1,783

		146,141	140,125

Total liabilities		708,601	522,873

Total liabilities and shareholders’ equity		1,134,861	910,775

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three and Nine-month periods ended 30 September 2014 This Interim Report is unaudited	9

Consolidated Interim Statement of Changes in Shareholders’ Equity

	Share capital	Share premium	Foreign currency translation reserve	Hedging reserve	Accumulated deficit	Total equity
	€’000	€’000	€’000	€’000	€’000	€’000

Balance at 1 January 2014	6,887	485,347	6,757	60	(111,149)	387,902
Profit for the period	—	—	—	—	27,675	27,675
Other comprehensive income/(loss), net of tax	—	—	4,055	(258)	—	3,797

Total comprehensive income	—	—	4,055	(258)	27,675	31,472

Exercise of options	28	2,818	—	—	—	2,846
Share-based payments	—	4,040	—	—	—	4,040

Total contribution by, and distributions to, owners of the Company	28	6,858	—	—	—	6,886

Balance at 30 September 2014	6,915	492,205	10,812	(198)	(83,474)	426,260

Balance at 1 January 2013	6,818	477,326	9,403	—	(117,973)	375,574
Profit/(loss) for the period	—	—	—	—	(2,948)	(2,948)
Other comprehensive income, net of tax	—	—	(1,839)	55	—	(1,784)

Total comprehensive income	—	—	(1,839)	55	(2,948)	(4,732)

Exercise of options	63	3,970	—	—	—	4,033
Share-based payments	—	2,603	—	—	—	2,603

Total contribution by, and distributions to, owners of the Company	63	6,573	—	—	—	6,636

Balance at 30 September 2013	6,881	483,899	7,564	55	(120,921)	377,478

The accompanying notes form an integral part of these consolidated interim financial statements.

10	Interim Report: Three and Nine-month periods ended 30 September 2014 This Interim Report is unaudited

Consolidated Interim Statement of Cash Flows

	For the three months ended		For the nine months ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Sep 2013
	€’000	€’000	€’000	€’000

Profit/(loss) for the period	8,994	(16,518)	27,675	(2,948)
Depreciation, amortisation and impairments	16,025	15,211	44,870	44,138
Provision for onerous lease contracts	(859)	(825)	(3,313)	(2,456)
Share-based payments	1,472	1,055	4,246	2,889
Net finance expense	6,986	38,082	19,875	51,863
Income tax expense	3,855	(4,053)	11,992	2,432

	36,473	32,952	105,345	95,918

Movements in trade and other current assets	(7,848)	(1,105)	(19,077)	(9,909)
Movements in trade and other liabilities	5,012	156	8,607	(6,314)

Cash generated from operations	33,637	32,003	94,875	79,695

Interest and fees paid	(11,711)	(10,763)	(23,772)	(21,934)
Interest received	114	145	238	432
Income tax paid	(1,950)	(2,020)	(4,151)	(4,090)

Net cash flows from operating activities	20,090	19,365	67,190	54,103

Cash flows from investing activities
Purchase of property, plant and equipment	(56,251)	(25,959)	(166,276)	(85,432)
Purchase of intangible assets	(790)	(508)	(2,180)	(2,603)

Net cash flows from investing activities	(57,041)	(26,467)	(168,456)	(88,035)

Cash flows from financing activities
Proceeds from exercised options	1,444	1,289	2,846	4,032
Proceeds from mortgages	—	—	9,185	15,324
Repayment of mortgages	(320)	(167)	(1,054)	(167)
Proceeds Revolving Facility	—	—	30,000	—
Repayments Revolving Facility	—	—	(30,000)	—
Payments for Revolving Facility	—	(1,159)	—	(1,159)
Proceeds 6.00% Senior Secured Notes due 2020	(504)	317,814	157,878	317,814
Repayment 9.50% Senior Secured Notes due 2017	—	(286,478)	—	(286,478)
Interest received at issuance Additional Notes	—	—	2,600	—
Interest paid related to interest received at issue of Additional Notes	(2,600)	—	(2,600)	—
Transaction costs related to Senior Secured Facility	(275)	—	(646)	—
Repayment of other borrowings	8	(28)	(15)	(53)

Net cash flows from financing activities	(2,247)	31,271	168,194	49,313
Effect of exchange rate changes on cash	73	(9)	137	(70)

Net movement in cash and cash equivalents	(39,125)	24,160	67,065	15,311
Cash and cash equivalents, beginning of period	151,880	59,843	45,690	68,692

Cash and cash equivalents, end of period	112,755	84,003	112,755	84,003

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three and Nine-month periods ended 30 September 2014 This Interim Report is unaudited	11

Notes to the Consolidated Interim Financial Statements

1	The Company

Interxion Holding NV (the “Company”) is domiciled in The Netherlands. The address of the Company’s registered office is Tupolevlaan 24, 1119 NX, Schiphol-Rijk, The Netherlands. The Consolidated Interim Financial Statements of the Company as at and for the three and nine month periods ended 30 September 2014 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of cloud and carrier-neutral colocation data centres.

2	Basis of preparation

a) Statement of compliance

The Consolidated Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements, and should be read in conjunction with the audited Consolidated Financial Statements of the Group as at and for the year ended 31 December 2013; these are contained in the 2013 Annual Report (Form 20-F) as filed with the Securities and Exchange Commission on 8 April 2014, which is publicly available on the company’s website – www.interxion.com, or from the SEC website – www.sec.gov.

b) Estimates, judgment and seasonality

The preparation of Consolidated Interim Financial Statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these Consolidated Interim Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the Consolidated Financial Statements as at and for the year ended 31 December 2013 in the 2013 Annual Report (Form 20-F).

The Group’s operations are not significantly exposed to seasonality.

3	Significant accounting policies

The accounting policies applied by the Group in these Consolidated Interim Financial Statements are the same as those applied by the Group in its Consolidated Financial Statements as at and for the year ended 31 December 2013 in the 2013 Annual Report (Form 20-F) including new Standards and Interpretations effective as of 1 January 2014. Compared with the accounting principles as applied in the 2013 financial statements these new Standards and Interpretations did not have a significant impact on the financial position or performance of the Group.

12	Interim Report: Three and Nine-month periods ended 30 September 2014 This Interim Report is unaudited

4	Financial risk management

The Group’s financial risk management objectives and policies are consistent with those disclosed in the audited Consolidated Financial Statements in the 2013 Annual Report (Form 20-F).

5	Information by segment

The performance of the operating segments is primarily based on the measures of revenue, EBITDA and Adjusted EBITDA. Other information provided, except as noted below, to the Board of Directors is measured in a manner consistent with that in the financial statements.

Interim Report: Three and Nine-month periods ended 30 September 2014 This Interim Report is unaudited	13

For the three months ended 30 Sep 2014	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	€’000	€’000	€’000	€’000	€’000

Recurring revenue	50,950	29,913	80,863	—	80,863
Non-recurring revenue	3,901	1,682	5,583	—	5,583
Revenue	54,851	31,595	86,446	—	86,446
Cost of sales	(21,658)	(12,165)	(33,823)	(1,708)	(35,531)

Gross profit/(loss)	33,193	19,430	52,623	(1,708)	50,915
Other income	57	—	57	—	57
Sales and marketing costs	(1,728)	(1,211)	(2,939)	(2,987)	(5,926)
General and administrative costs	(13,102)	(6,362)	(19,464)	(5,747)	(25,211)

Operating profit/(loss)	18,420	11,857	30,277	(10,442)	19,835
Net finance expense					(6,986)

Profit before tax					12,849

Total assets	760,212	263,009	1,023,221	111,640	1,134,861
Total liabilities	165,599	53,817	219,416	489,185	708,601
Capital expenditure, including intangible assets*	(37,322)	(17,696)	(55,018)	(2,023)	(57,041)
Depreciation, amortisation, impairments	(10,528)	(4,610)	(15,138)	(887)	(16,025)
Adjusted EBITDA	29,226	16,767	45,993	(8,718)	37,275

For the three months ended 30 Sep 2013	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	€’000	€’000	€’000	€’000	€’000

Recurring revenue	46,057	27,651	73,708	—	73,708
Non-recurring revenue	2,713	1,630	4,343	—	4,343
Revenue	48,770	29,281	78,051	—	78,051
Cost of sales	(18,463)	(11,551)	(30,014)	(1,846)	(31,860)

Gross profit/(loss)	30,307	17,730	48,037	(1,846)	46,191
Other income	106	—	106	—	106
Sales and marketing costs	(1,521)	(1,253)	(2,774)	(2,691)	(5,465)
General and administrative costs	(12,147)	(6,259)	(18,406)	(4,915)	(23,321)

Operating profit/(loss)	16,745	10,218	26,963	(9,452)	17,511
Net finance expense					(38,082)

Profit before tax					(20,571)

Total assets	590,500	207,318	797,818	87,840	885,658
Total liabilities	135,540	41,438	176,978	331,202	508,180
Capital expenditure, including intangible assets*	(17,595)	(7,998)	(25,593)	(874)	(26,467)
Depreciation, amortisation, impairments	(9,761)	(4,638)	(14,399)	(812)	(15,211)
Adjusted EBITDA	26,587	14,931	41,518	(7,847)	33,671

*	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets,” respectively.

14	Interim Report: Three and Nine-month periods ended 30 September 2014 This Interim Report is unaudited

For the nine months ended 30 Sep 2014	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	€’000	€’000	€’000	€’000	€’000

Recurring revenue	147,929	87,537	235,466	—	235,466
Non-recurring revenue	9,904	5,332	15,236	—	15,236
Revenue	157,833	92,869	250,702	—	250,702
Cost of sales	(61,330)	(35,309)	(96,639)	(5,468)	(102,107)

Gross profit/(loss)	96,503	57,560	154,063	(5,468)	148,595
Other income	167	—	167	—	167
Sales and marketing costs	(5,325)	(3,866)	(9,191)	(8,830)	(18,021)
General and administrative costs	(35,893)	(18,536)	(54,429)	(16,770)	(71,199)

Operating profit/(loss)	55,452	35,158	90,610	(31,068)	59,542
Net finance expense					(19,875)

Profit before tax					39,667

Total assets	760,212	263,009	1,023,221	111,640	1,134,861
Total liabilities	165,599	53,817	219,416	489,185	708,601
Capital expenditure, including intangible assets*	(116,495)	(47,648)	(164,143)	(4,313)	(168,456)
Depreciation, amortisation, impairments	(28,968)	(13,386)	(42,354)	(2,516)	(44,870)
Adjusted EBITDA	84,408	49,198	133,606	(25,920)	107,686

For the nine months ended 30 Sep 2013	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	€’000	€’000	€’000	€’000	€’000

Recurring revenue	135,692	81,166	216,858	—	216,858
Non-recurring revenue	7,915	4,184	12,099	—	12,099
Revenue	143,607	85,350	228,957	—	228,957
Cost of sales	(53,922)	(33,206)	(87,128)	(5,641)	(92,769)

Gross profit/(loss)	89,685	52,144	141,829	(5,641)	136,188
Other income	299	—	299	—	299
Sales and marketing costs	(5,028)	(3,639)	(8,667)	(7,785)	(16,452)
General and administrative costs	(35,985)	(17,870)	(53,855)	(14,833)	(68,688)

Operating profit/(loss)	48,971	30,635	79,606	(28,259)	51,347
Net finance expense					(51,863)

Profit before tax					(516)

Total assets	590,500	207,318	797,818	87,840	885,658
Total liabilities	135,540	41,438	176,978	331,202	508,180
Capital expenditure, including intangible assets*	(59,316)	(26,552)	(85,868)	(2,167)	(88,035)
Depreciation, amortisation, impairments	(28,668)	(13,232)	(41,900)	(2,238)	(44,138)
Adjusted EBITDA	77,791	44,122	121,913	(23,838)	98,075

*	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets,” respectively.

Interim Report: Three and Nine-month periods ended 30 September 2014 This Interim Report is unaudited	15

Reconciliation to adjusted EBITDA

	For the three months ended		For the nine months ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Sep 2013
Consolidated	€’000	€’000	€’000	€’000

Profit/(loss) for the period attributable to shareholders	8,994	(16,518)	27,675	(2,948)
Income tax expense	3,855	(4,053)	11,992	2,432

Profit/(loss) before taxation	12,849	(20,571)	39,667	(516)
Finance income	(316)	(118)	(619)	(350)
Finance expense	7,302	38,200	20,494	52,213

Operating profit	19,835	17,511	59,542	51,347
Depreciation, amortisation and impairments	16,025	15,211	44,870	44,138

EBITDA(1)	35,860	32,722	104,412	95,485
Share-based payments	1,472	1,055	4,246	2,889
Increase/(decrease) in provision for onerous lease contracts	—	—	(805)	—
Income from sub-leases on unused data centre sites	(57)	(106)	(167)	(299)

Adjusted EBITDA(1)	37,275	33,671	107,686	98,075

	For the three months ended		For the nine months ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Sep 2013
FR, DE, NL and UK	€’000	€’000	€’000	€’000

Operating profit	18,420	16,745	55,452	48,971
Depreciation, amortisation and impairments	10,528	9,761	28,968	28,668

EBITDA(1)	28,948	26,506	84,420	77,639
Share-based payments	335	187	960	451
Increase/(decrease) in provision for onerous lease contracts	—	—	(805)	—
Income from sub-leases on unused data centre sites	(57)	(106)	(167)	(299)

Adjusted EBITDA(1)	29,226	26,587	84,408	77,791

16	Interim Report: Three and Nine-month periods ended 30 September 2014 This Interim Report is unaudited

	For the three months ended		For the nine months ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Sep 2013
Rest of Europe	€’000	€’000	€’000	€’000

Operating profit	11,857	10,218	35,158	30,635
Depreciation, amortisation and impairments	4,610	4,638	13,386	13,232

EBITDA(1)	16,467	14,856	48,544	43,867
Share-based payments	300	75	654	255

Adjusted EBITDA(1)	16,767	14,931	49,198	44,122

	For the three months ended		For the nine months ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Sep 2013
Corporate and other	€’000	€’000	€’000	€’000

Operating profit/(loss)	(10,442)	(9,452)	(31,068)	(28,259)
Depreciation, amortisation and impairments	887	812	2,516	2,238

EBITDA(1)	(9,555)	(8,640)	(28,552)	(26,021)
Share-based payments	837	793	2,632	2,183

Adjusted EBITDA(1)	(8,718)	(7,847)	(25,920)	(23,838)

(1)	EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, and income from sub-leases on unused data centre sites. We present EBITDA and Adjusted EBITDA as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €100 million revolving facility and €475 million 6.00% Senior Secured Notes due 2020. Other companies may, however, present EBITDA and Adjusted EBITDA differently. EBITDA and Adjusted EBITDA are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity, or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

Interim Report: Three and Nine-month periods ended 30 September 2014 This Interim Report is unaudited	17

6	Finance income and expense

	For the three months ended		For the nine months ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Sep 2013
	€’000	€’000	€’000	€’000

Bank and other interest	164	118	312	350
Foreign currency exchange profits	152	—	307	—

Finance income	316	118	619	350

Interest expense on Senior Secured Notes, bank and other loans	(6,183)	(5,386)	(16,854)	(17,521)
Interest expense on finance leases	(603)	(455)	(1,517)	(1,187)
Interest expense on provision for onerous lease contracts	(54)	(81)	(184)	(260)
Other financial expenses	(462)	(31,679)	(1,939)	(32,337)
Foreign currency exchange losses	—	(599)	—	(908)

Finance expense	(7,302)	(38,200)	(20,494)	(52,213)

Net finance expense	(6,986)	(38,082)	(19,875)	(51,863)

The “Other financial expenses” for the nine-months period ended 30 September 2014, include the write off of deferred financing fees amounting to €0.6 million related to the Secured Senior Facility, which was terminated at the time of the successful closing of the offering of Additional Notes (as defined below). The “Other financial expenses” for the three and nine-months period ended 30 September 2013, include one-time refinancing costs of approximately €31 million of which €26.5 million in cash was related to the tender and redemption premiums and consent fees for the 9.50% Senior Secured Notes due 2017 (the “Senior Secured Notes due 2017”) and a write off of €4.5 million non-cash expenses from deferred financing costs related to the former €60 million Revolving Facility and unamortized costs of the Senior Secured Notes due 2017.

The “Interest expense on provision for onerous lease contracts” relates to the unwinding of the discount rate used to calculate the “Provision for onerous lease contracts”.

7	Income tax expense

The Group’s consolidated effective tax rate of 30% and 30%, in respect of continuing operations for the three and nine months ended 30 September 2014, respectively, was adversely affected by increased non-tax-deductible share-based payment expenses. The Group’s consolidated tax charge in respect of continuing operations for the three and nine months ended 30 September 2013, respectively, was affected by the €31 million one-time refinancing costs incurred in the quarter and a €0.6 million adjustment to a deferred tax asset in France following a change in tax law. Excluding these elements the effective tax rate for the three and nine months ended 30 September 2013 was 30% and 31%, respectively.

8	Property, plant and equipment

Acquisitions

During the three and nine months ended 30 September 2014, the Group acquired data-centre-related assets at a cost of €61,300,000 and €178,700,000 respectively (three and nine months ended 30 September 2013: €31,100,000 and €82,100,000, respectively). Included in these amounts are €13.4 million relating to the exercise of the option to purchase the AMS7 property and €8.5 million relating to the transaction with Société Française du Radiotéléphone – SFR SA (“SFR”) to purchase a data centre campus in Marseille, France, owned by SFR. The acquisition was completed in the third quarter of 2014.

18	Interim Report: Three and Nine-month periods ended 30 September 2014 This Interim Report is unaudited

Capitalized interest relating to borrowing costs for the three and nine months ended 30 September 2014 amounted to €1,323,000 and €2,958,000, respectively (three and nine months ended 30 September 2013: €291,000 and €1,314,000, respectively). The cash effect of the interest capitalised for the three and nine months ended 30 September 2014 amounted to €1,636,000 and €2,386,000 respectively, which in the Statement of Cash Flows is presented under “Purchase of property, plant and equipment” (three and nine months ended 30 September 2013: €649,000 and €3,681,000, respectively).

Capital commitments

At 30 September 2014, the Group had outstanding capital commitments of €73,000,000. These commitments are expected to be substantially settled during the remainder of 2014 and the first half of 2015.

9	Financial Instruments

Fair values versus carrying amounts

As of 30 September 2014, the market price of the €475 million 6.00% Senior Secured Notes due 2020 was 104.765 (30 September 2013: 102.7). Using this market price, the fair value of the Senior Secured Notes due 2020 would have been approximately €498 million (30 September 2013: €334 million) compared to their carrying amount of €475.7 million (30 September 2013: €317.4 million).

The carrying amounts of other financial assets and liabilities approximate their fair value.

Fair values and hierarchy

As at 30 September 2014, there were no liabilities related to financial instruments that are carried at fair value.

When measuring the fair value of an asset or liability, the Company uses market observable data as far as possible. Fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as defined below:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

At 30 September 2014, the Group had a financial asset, its investment in Istream Planet Inc., carried at fair value and a cash flow hedge to hedge the interest rate risk of a mortgage.

Interim Report: Three and Nine-month periods ended 30 September 2014 This Interim Report is unaudited	19

30 September 2014	Level 1	Level 2	Level 3
	€’000	€’000	€’000
Senior Secured Notes 6.00% due 2020	(498,000)	—	—
Cash flow hedge	—	(294)	—
Financial asset	—	—	774

31 December 2013	Level 1	Level 2	Level 3
Senior Secured Notes 6.00% due 2020	(346,000)	—	—
Cash flow hedge	—	90	—
Financial asset	—	—	774

No significant changes in the levels of hierarchy, or transfers between levels, occurred in the reporting period. The fair value of the cash flow hedge as per 30 September 2014 was based on calculations derived from market inputs.

10	Borrowings

As at 30 September 2014, no amounts were drawn under our €100.0 million revolving facility.

On 28 July 2014, Interxion Holding N.V., received consent from the lenders under its €100 million revolving facility to decrease the net assets guarantor coverage ratio from 70% to 65% for a one-year period with effect from 30 June 2014. The net assets guarantor coverage ratio is calculated as the aggregate net assets of the guarantors under the revolving facility (calculated on an unconsolidated basis and excluding all intra-group items and investments in subsidiaries of any member of the Group) to consolidated net assets of the Group.

Senior Secured Facility

On 14 April 2014, the Company entered into a senior secured facility agreement (the “Senior Secured Facility Agreement”) between, among others, the Issuer, Barclays Bank PLC and ABN AMRO Bank N.V. as lenders and Barclays Bank PLC as agent (the “Agent”) and security trustee, pursuant to which a €100.0 million senior secured term facility (the “Senior Secured Facility”) was made available to the Company.

Following the successful closing of the offering of Additional Notes (as defined below and described in the following paragraph), the Company terminated the €100.0 million Senior Secured Facility Agreement. No amounts had been drawn under the Senior Secured Facility Agreement. However, deferred financing fees amounting to €0.6 million were written off in April 2014 in connection with the termination of the Secured Senior Facility Agreement.

20	Interim Report: Three and Nine-month periods ended 30 September 2014 This Interim Report is unaudited

Additional Notes under Indenture dated 3 July 2013

On 29 April 2014, the Company completed the issuance of €150.0 million aggregate principal amount of its 6.00% Senior Secured Notes due 2020 (the “Additional Notes”). The net proceeds of the offering amount to €157.9 million, net of offering fees and expenses of €2.3 million. The net proceeds reflect the issuance of the Additional Notes at a premium at 106.75 and net of offering fees and expenses. The Additional Notes, which are guaranteed by certain subsidiaries of the Company, were issued under the indenture pursuant to which, on 3 July 2013, the Company issued €325.0 million in aggregate principal amount of 6.00% Senior Secured Notes due 2020.

Mortgage

On 1 April 2014, the Group completed a €9.2 million financing. The facility is secured by a mortgage on the data centre property in Zaventem (Belgium), which was acquired by Interxion Real Estate IX N.V. on 9 January 2014, a pledge on the lease agreement, and is guaranteed by Interxion Real Estate Holding B.V. The facility has a maturity of fifteen years and has a variable interest rate based on EURIBOR plus 200 basis points. The principal amount is to be repaid in 59 quarterly installments of €153,330 of which, the first quarterly installment was paid on 31 July 2014, and a final repayment of €153,530 is due on 30 April 2029.

Financial lease

On 22 August 2014, the Group exercised its option to purchase the AMS7 data centre land and building. The actual legal transaction will effect in 2023. As a result of this modification, in accordance with IAS17, the lease, which was previously reported as an operating lease, is reported as a financial lease as of 22 August 2014. The carrying amount of the land and building amounts to €13,400,000.

11	Related party transactions

The executive director, based on the Company’s performance and his performance, earned an initial allocation of 71,979 performance shares. This number has been calculated on the basis of the Company’s average share value during the month of January 2013, as well as the actual company and individual performance from 1 January 2013 to 31 December 2013. On 30 June 2014, the Annual General Meeting of Shareholders approved to grant 17,995 performance shares, 25% of the initial allocation, to the executive director pursuant to the Company’s 2013 Amended International Equity Based Incentive Plan. This first instalment, 25% of the initial allocation, vested immediately following the approval by the Annual General Meeting of Shareholders of the award. The shares will be locked up until 31 December 2014. The remaining 75% of the initial allocation (53,984 performance shares) is subject to the Company’s relative share performance over the 24 month period from 1 January 2013 to 31 December 2014 and is subject to approval by the Annual General Meeting of Shareholders to be held in 2015. Upon a change of control, the performance shares will vest immediately and any lock up provision will expire. Based on the service period and vesting conditions of these awards, €0.4 million of the related share-based payment charges have been recognized in 2014.

On 30 June 2014, the Annual General Meeting of Shareholders approved that each non-executive director will be awarded restricted shares equivalent to a value of €40,000 under the terms and conditions of the Company’s 2013 Amended International Equity Based Incentive Plan.

On 30 July 2014, the Board of Directors approved changes to the 2014 base compensation and an initial award of performance and restricted shares for certain members of key management under the terms and conditions of the Company’s 2013 Amended International Equity Based Incentive Plan. A total of 20,000 restricted shares and 35,592 performance shares are available in this initial award. The Company started recognizing related share-based payment charges in the third quarter of 2014.

Interim Report: Three and Nine-month periods ended 30 September 2014 This Interim Report is unaudited	21